UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie
No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu
Sichuan Province, People’s Republic of China
Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share transfer of Puyi Group Limited

As previously disclosed in the Company’s Form 6-K filed on September 18, 2025, Puyi Group Limited (“Puyi Group” or the “Original Seller”), a subsidiary of Maase Inc. (the “Company”), entered into a Shares Sales and Purchases Agreement (the “Original Agreement”) with Echoes Group Ltd (“Echoes Group” or the “Buyer”) on September 12, 2025. Both entities are business companies incorporated under the laws of the British Virgin Islands.

In light of the Company’s operational adjustments, the Buyer and the Original Seller have mutually agreed to terminate the Original Agreement through amicable negotiations. Accordingly, the parties entered into a termination agreement (the “Termination Agreement”), effective as of the agreed termination date, under which the transaction contemplated by the Original Agreement has been terminated.

On September 26, 2025, the Company (as the “New Seller”) entered into a new Shares Sales and Purchases Agreement (the “New Agreement”) with the Buyer. Pursuant to the New Agreement, the Company will transfer 100% of the equity interests in its wholly-owned subsidiary, Puyi Group Limited, together with all equity interests in subsidiaries directly or contractually controlled by Puyi Group. The transaction is cash-based, with a total consideration of RMB 70,000,000, and does not constitute a related-party transaction.

The transaction has been approved by the Company’s board of directors and is expected to be completed by the end of September 2025, subject to the satisfaction of customary closing conditions set forth in the New Agreement. Upon completion of the transaction, the Company will cease all fund product distribution operations.

The foregoing descriptions of the New Agreement and the Termination Agreement are not complete and are qualified in their entirety by reference to the full texts of the agreements, which are filed as Exhibits 10.1 and 10.2 to this Current Report on Form 6-K and incorporated herein by reference.

EXHIBIT INDEX

Exhibit Number	Description
10.1	Shares Sales and Purchases Agreement dated September 26 2025, by and between Echoes Group Ltd and Maase Inc.
10.2	Termination Agreement dated September 26 2025, by and between Echoes Group Ltd and Puyi Group Limited

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.
Date: September 30, 2025
	By:	/s/ Min Zhou
		Name:	Min Zhou
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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